Byron Grote
Chief Financial Officer
BP p.l.c.
1 St James’s Square
London
SW1Y 4PD
United Kingdom

November 4, 2008

Mr. Chris White,
Branch Chief, Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549-7010

Re:         BP p.l.c.
     Form 20-F for the Fiscal Year Ended December 31, 2007
     Filed March 4, 2008
     File No. 001-06262

Dear Mr. White,

Thank you for your letter dated September 30, 2008 setting forth comments of the Staff of the Commission (the “Staff”) relating to the Form 20-F for the fiscal year ended December 31, 2007 of BP p.l.c. (the “Form 20-F”) (File No. 001-06262).

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Staff’s comment letter in italicised text, and have provided our responses immediately following each comment.

Overview of the group, page 11

1.

We note the disclosure on page 11 and 12 in your Form 20-F regarding your contacts with certain countries that the United States Department of State has identified as state sponsors of terrorism. We also have reviewed prior correspondence between BP and the staff pertaining to your contacts with those countries. Please tell us whether you have entered into any additional business arrangements relating to Iran, Sudan or Syria since December 31, 2006, and, if so, describe the arrangements. Please also tell us whether the percentages of sales and other operating revenues, purchases and assets attributable to your contacts with those countries in fiscal 2007 approximate the percentages set forth in the earlier correspondence as attributable to contacts with those countries in prior fiscal periods.

BP p.l.c., 1 St James's Square, LONDON, SW1Y 4PD
Registered in England & Wales - No: 102498

Response:	BP has not entered into any additional types of business activity relating to Iran, Sudan or Syria since December 31, 2006.

As indicated in our prior correspondence with the Staff and in our Form 20-F, BP believes that its activities in these countries are immaterial to the group.

Purchases and sales attributable to BP’s contacts with Syria represented 0.14% and less than 0.01% of the group’s total purchases and total sales and other operating revenues respectively, for the year ended December 31, 2007. BP has no assets in Syria.

BP’s sales relating to interests in two fields (Shah Deniz in the Azerbaijan sector of the Caspian Sea and Rhum in the North Sea) and the South Caucasus Pipeline (from Azerbaijan through Georgia to Turkey) in which the National Iranian Oil Company (NIOC) and an affiliated entity have interests, represented 0.14% of total sales and other operating revenues and the associated assets represented 0.71% of BP’s total assets. Purchases of crude oil in Iran represented 0.29% of the group’s total purchases for the year ended December 31, 2007. Purchases and sales by BP’s joint venture in Iran represented less than 0.01% of the group’s total purchases and total sales and other operating revenues respectively for the year ended December 31, 2007. BP’s share of the net assets of its joint venture in Iran represents less than 0.01% of total group assets.

BP has no purchases, sales and other operating revenues or assets in Sudan.

Our jet fuel and marine businesses, which operate at airports and maritime ports around the world (but not in Syria, Iran or Sudan) sell small quantities of fuel and lubricants to airlines and shipping companies from these countries which re-fuel at such airports and ports.

Form 6-K filed on August 1, 2008

Note 9. TNK-BP operational and financial information

2.	We note your disclosure regarding the differences that have arisen between you and Alfa Access-Renova (“AAR”). Please address the following with respect to your disclosure:

•

Tell us the nature of the disputes with AAR, including what AAR had alleged with regard to each of the differences you have disclosed on page 30. For example, we note that there were disputes with regard to the provision of services by BP specialists to the TNK-BP group. Explain the nature of the services in question, what AAR had alleged with regard to these services and how you believe that you complied with the original provisions in the joint venture agreement.

•

You disclose that AAR has been reported as stating that it intends to initiate legal proceedings with regard to certain of these matters. Please tell us whether AAR initiated legal proceedings subsequent to this filing. If so, tell us what remedy AAR was requesting in the legal proceedings.

Response:	The disputes with AAR over the matters set forth on page 30 of the Form 6-K are described below:

•

Provision of services by BP specialists:

At the time of the formation of the Joint Venture (29 August 2003), Services Agreements were entered into to provide personnel to TNK-BP from both AAR and BP. BP provided personnel with expertise in numerous disciplines, including technical specialists in areas such as reservoir engineering, petroleum engineering and drilling, internal audit, tax, legal, refining and project management under this Services Agreement.

AAR alleged in April 2008 that there were tax and legal risks associated with BP’s Services Agreement and that the costs of the BP specialists were unjustifiably high and negatively impacted the efficiency and performance of TNK-BP.

The BP Specialists left TNK-BP on 24 March 2008 due to delays in renewing their work permits and visas. After these delays had been resolved, at the end of April 2008, some of the specialists attempted to return to work but their physical re-entry to TNK-BP’s premises was blocked by TNK-BP security because of the continuing dispute between the shareholders referred to above.

As noted in response to Comment 5 below, subsequently on 30 April 2008, Tetlis (a minority shareholder in a TNK-BP group company), obtained an injunction in the Tyumen Courts prohibiting TNK-BP and BP from performing the BP Services Agreement. See response to Comment 5 below for further information regarding this action.

•	The employment of non-Russian nationals by the TNK-BP group:

Some members of the TNK-BP executive management who are AAR shareholders, took direct steps, contrary to the CEO’s instructions, to reduce the number of expatriates employed by TNK-BP alleging that TNK-BP did not need the number of expatriates considered necessary by the CEO. A small number of expatriates were temporarily relocated overseas as they lacked work permits and visas (the remainder of the expatriates, with the exception of the CEO, remained in their roles in Russia). A number of the expatriates who were temporarily relocated overseas are expected to return to work for TNK-BP in Russia with the support of AAR.
•

The board of director nomination process for certain subsidiaries in the TNK-BP group:

The CEO made nominations with respect to the boards of key Russian subsidiaries which held material assets/licenses, consistent with the procedure followed in previous years. However, in early 2008, AAR indicated it did not agree with the proposed composition of these boards as proposed by the CEO and some members of the TNK-BP executive management who are AAR shareholders attempted to change the composition of these boards.

As a result of the disagreement between the shareholders, four out of more than twenty key subsidiaries do not have properly constituted boards. The Memorandum of Understanding (“MOU”) (discussed in response to Comment 3 below) makes provision for 50:50 shareholder representation on the boards of a to be agreed upon list of key subsidiaries. The appointment of individuals to these boards will be part of the implementation of the new corporate governance arrangements.

•

Tenure of the CEO:

AAR wanted to remove Mr. Dudley, the CEO, and the AAR nominated directors took specific actions to attempt to do so. These actions included proposing a resolution to the TNK-BP Limited board of directors to remove the CEO. In addition, a member of the TNK-BP executive management who is an AAR shareholder also proposed a resolution to the board of directors of TNK-BP Management (the TNK-BP group’s Russian management company) to remove the CEO and wrote to the Director of the Federal Migration Service in an attempt to prevent the issuance of a new visa allowing him to work in Russia by claiming that he did not have a valid employment contract. The proposed resolutions were not passed.

On 24 July the CEO announced his decision to leave Russia temporarily but continue as TNK-BP’s CEO. The MOU states that the current CEO will be replaced by 1 December 2008 and makes provision for the nomination by BP of a new CEO (with substantial Russian work experience and Russian language proficiency) to be approved by the entire TNK-BP Limited board of directors.

So far as we are aware, AAR has not initiated legal proceedings in any jurisdiction with regard to any of the matters which arose during this dispute.
3.

We note from your Form 6-K filed on September 5, 2008 that you entered into a memorandum of understanding (“MOU”) with AAR which you have disclosed is a “move to resolve the joint venture dispute.” Your disclosure states that the MOU will be finalized over the coming months. Please explain the details of the MOU as signed on September 4, 2008 and the provisions that need to be finalized. In addition, explain how each of the disputes disclosed on page 30 of your Form 6-K filed on August 8, 2008 will be addressed or resolved by this MOU. As part of your response, provide us a copy of the MOU.

Response:	The MOU signed by AAR and BP on September 4, 2008 sets forth an agreement in principle, subject to execution of definitive agreements, to new commercial principles in respect of the Shareholders’ Agreement between the AAR parties, the BP parties and TNK-BP Limited dated August 29, 2003 (the “Shareholders’ Agreement”) relating to TNK-BP. The material terms of these new commercial principles are set forth in the press release issued by BP on September 4, 2008 and filed on Form 6-K. The MOU contains additional details relating to these principles but we do not believe that the details are material to an investor’s understanding of the overall agreement on governance reached between the shareholders and disclosed in the press release. It is intended that these principles will be reflected in legally binding documents amending the Shareholders’ Agreement and relevant charter documents. We do not expect there to be major changes to these principles as we go through that process which we currently anticipate will be completed by the end of this year.

The main principles of the MOU are:

•

certain changes will be made to the governance structure of TNK-BP but the 50-50 shareholder structure of TNK-BP Limited and the Shareholders’ Agreement remains intact subject to certain amendments to reflect the MOU principles;

•	the board of directors of TNK-BP Limited will be increased to eleven members, four appointed by AAR, four appointed by BP and three new directors independent of either side;

•	a new independent CEO with extensive Russian work experience and Russian language proficiency to be nominated by BP and to be approved by the entire board;

•	the management board will be reduced in number from fourteen members and will include the CEO, the chief operating officer, the chief financial officer and an executive director;
•

the board of directors of TNK-BP Limited may consider a sale, at an appropriate time and subject to certain conditions, of up to 20% of the shares of a subsidiary of TNK-BP through an initial public offering.

The MOU does not refer to any specific dispute between the parties, but states the parties’ intention to cease or cause to be ceased all investigations and proceedings involving the TNK-BP group companies, their directors, officers, employees and secondees, to place in inactive status all lawsuits or arbitrations between the parties and to close out outstanding issues in subsequent binding documents.

The MOU is a non-binding agreement on principles and the parties are currently in negotiation to reflect the MOU’s principles in an amended and restated Shareholders’ Agreement, at which point the MOU as such will no longer have any significance. With respect to the Staff’s request to provide a copy of the MOU, we are concerned that raising this request with the AAR parties could potentially delay or impede the success of our negotiations to reach a definitive agreement by the end of the year. We respectfully submit that the material terms have been disclosed by both parties and we will provide further information after a definitive agreement is entered into.

4.

Your disclosure in the September 5, 2008 Form 6-K also states that your chief executive described the agreement as “a sensible means of resolving a situation that could not continue without causing serious damage to what has been an immensely successful joint venture for all concerned.” Please further elaborate on the serious damage that was anticipated to the joint venture had the MOU not been signed. In addition, explain to us how this MOU will alleviate the serious damage to the joint venture.

Response:	Although there have been disagreements between the Shareholders on governance issues, TNK-BP has continued to perform well. We note that TNK-BP’s profits more than doubled in the first half of 2008 compared to the same period of 2007. However, BP was concerned that, if the situation had been left unresolved for a protracted period of time, TNK-BP’s performance would have been seriously impacted. During the dispute between Shareholders, the ten member TNK-BP Limited board of directors was deadlocked and unable to take important decisions and the CEO was having to manage the company from outside Russia. Under the new governance principles in the MOU, the TNK-BP Limited board of directors will consist of 11 members: four appointed by AAR, four appointed by BP and three independent members and a new independent CEO will be appointed. BP believes that the adjustments to the governance structure contemplated in the MOU will allow TNK-BP to move ahead in the pursuit of good business. We note that following the signing of the MOU, even though the final agreements are still being negotiated, TNK-BP Limited’s board of directors has taken a number of significant decisions on matters that remained unsettled before the MOU. These included approving organic capital investment in line with the prior proposals from management; agreeing future stages in a number of important greenfield projects involving significant investment in future production and reserves, and approving a dividend for first-half 2008.

5.

You disclose that the court in Russia has ruled in favor of a minority shareholder in TNK-BP Holding in its suit against certain subsidiaries of TNK-BP and BP Exploration Services Limited alleging that an agreement for BP specialists to provide services to the TNK-BP group is invalid. Discuss the basis articulated by the court for its ruling in favor of the minority shareholder on the validity issue. Please clarify whether you have appealed this decision and how this litigation has impacted you or has been impacted, if at all, by the MOU signed on September 4, 2008. In addition, please explain the potential damage that this litigation could cause the joint venture.

Response:	The decision by the Arbitration Court on 29 July 2008 in the case brought by Tetlis against certain subsidiaries of TNK-BP and BP Exploration Services Limited relating to the validity of the agreement for BP specialists to provide services to TNK-BP, ruled that there were insufficient records to determine what activity was carried out by the specialists and therefore the agreement was a sham transaction which concealed a gift of money in violation of the Russian Federation Civil Code. The Court also ruled that the alleged concealed transaction contradicts the requirements of the Russian Federal Law “On Joint Stock Companies” since the procedure for approving an interested-party transaction was violated.

BP filed an appeal of the decision on 29 August 2008 on a number of procedural and substantive grounds and this appeal is pending.

A ruling on plaintiff’s claim for repayment of monies received by BP in respect of these services (approximately $490 million claimed) has been postponed pending the outcome of BP’s appeal. In the MOU, BP and AAR agreed to address the claims between them and to work together to resolve third party claims.

The potential damage that this litigation could cause the joint venture is unclear. BP believes that to a certain extent it depends on whether TNK-BP has, or will be able to employ, the necessary skilled and experienced personnel to perform the services previously provided by the BP specialists.

* * * *

BP acknowledges that it is responsible for the accuracy of the disclosure in its Form 20-F, that Staff comments or changes in response to Staff comments do not foreclose the Commission from taking any action with respect to BP’s Form 20-F, and that BP may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ B.E. Grote
B.E. GROTE

cc:     K. Campbell (Sullivan & Cromwell LLP)